UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/13/2018 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doeren Mayhew Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Riverway, Suite 1200
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Mailhes 713-860-0215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot Davis
(Name – *if individual, state last, first, middle name*)

200 East Broad Street, Suite 500	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jennifer Mailhes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doeren Mayhew Capital Advisors, LLC, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer Mailhes Digitally signed by Jennifer Mailhes Date: 2018.12.04 10:50:55 -06'00'

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOEREN MAYHEW CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

DOEREN MAYHEW CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Members
Doeren Mayhew Capital Advisors, LLC
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Doeren Mayhew Capital Advisors, LLC (the "Company") as of September 30, 2018, and the related notes to the financial statement (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Elliott Davis, LLC

We have served as the Company's auditor since 2018.

Greenville, South Carolina
November 29, 2018

DOEREN MAYHEW CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2018

Assets		
Cash and cash equivalents	$	488,351
Accounts receivable - trade		246,278
Unbilled services		16,603
Prepaid expenses		3,970
Total assets	$	755,202
Liabilities and Members' Equity		
Liabilities:		
Accounts payable	$	63,062
Deferred revenue		40,000
Total liabilities		103,062
Members' equity		652,140
Total liabilities and members' equity	$	755,202

See accompanying notes to financial statements.

Note 1 - Organization and Nature of Business

Doeren Mayhew Capital Advisors, LLC (the "Company"), a limited liability company organized in Michigan, is a broker dealer registered with the Securities and Exchange Commision (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on April 9, 2017 upon obtaining its broker-dealer registration. The Company acts as an agent in merger and acquisition transactions as well as arranges debt and equity financing. The Company also provides general advisory services to corporate clients. The Company is 97% owned by DMCA Holdings, LLC with the remainder owned by an individual.

Note 2 - Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Banking Revenues

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services. Revenue from sale transactions is generally computed based upon agreed upon percentages of the sales price for businesses sold by the Company and is reported as revenue earned upon consummation of the sale transaction. Revenue from consulting projects is reported when earned. Revenue from commitment fees, generally paid in advance and at times credited against the final transaction fee, is recognized as billed under the terms of the engagements.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax returns of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitation for the Internal Revenue Service "IRS" examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed the Federal Deposit Insurance Corporation (FDIC) coverage limits.

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Continued

Note 2 - Significant Accounting Policies (Continued)

Concentrations

The Company is project based and generally does not have recurring sources of revenue.

Recently Issued Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for reporting periods beginning after December 15, 2017. The Company is currently evaluating the effect that implementation will have on its financial position, results of operations and cash flows. The Company does not expect implementation to have a material impact on its financial statements.

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transaction. The amendments will be effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the effect that implementation will have on its financial statements. The Company does not expect implementation to have a material impact on its financial statements.

Note 3 - Legal Contingencies

The Company is not currently a defendant in litigation incidental to its investment banking business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Top 450, “Contingencies” (ASC 450). Under ASC 450, loss contingency provisions are recorded for probable losses at management’s best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes know, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

Note 4 - Related Parties

A company where the members serve as principals provides related party consulting, analyst and other services. The Company paid $24,827 for these services during the year. The Company also leases office space from related parties as disclosed in Note 6. The Company did not have outstanding obligations to this related party as of September 30, 2018. The Company has also entered into an agreement for this party to provide shared services including IT, accounting, and human resources for $2,000 per month.

Continued

Note 5 - Leases

The Company subleases office space in Houston, Texas and Troy, Michigan from a related party and leases office space in New York, New York from a third party. The agreements expire November 30, 2020 in Houston, September 30th with automatic annual renewals in Troy, and monthly in New York. Total rent expense was $15,689 this year and of this amount $12,572 was paid to related parties.

As of September 30, 2018, the future minimum lease payments under the current leases are as follows:

Years Ending September 30,	Amount
2019	$ 26,310
2020	8,438
2021	1,417

Note 6 - Subsequent Events

The Company has evaluated all events and transactions that occurred after September 30, 2018 through the date the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that required recognition or disclosure in these financial statements.